04036491

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARCLAY STREET, NEW YORK, N.Y. 10286

AMERICAN DEPOSITARY RECEIPTS

Date: August 20, 2004

RECEIVED
2004 AUG 25 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: Rostovenergo Exemption No.:82-4839

To Whom It May Concern:

In connection with Rostovenergo's exemption, pursuant to rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b), please find enclosed Resolutions of the extraordinary general meeting of stockholders of JSC "Rostovenergo", which took place on June 30, 2004.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-9428 for the ordinary share ADR program, which was declared effective by the SEC on September 22, 1998.

Please, do not hesitate to contact Tatyana Vesselovskaya directly at The Bank of New York (212) 815-5133 if you have any questions.

Sincerely,

PROCESSED
AUG 27 2004

Angel E. Milanes, Jr.

dw 8/25

12g3-2(b) # 82-4839
F6 # 333-9428
Effective date: 09/22/(

RECEIVED
2004 AUG 25 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Открытое Акционерное Общество
РОСТОВСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «РОСТОВЭНЕРГО»)

344002, г.Ростов-на-Дону, ул.Большая Садовая, 49
Коммутатор 40-20-05, 99-98-87
Факс 40-55-08, 38-53-66, 38-51-66
Телетайп 123785 AMPER KU Телекс 123057 BL OK KU
Р/сч 40702810600000002285
Кор/счет 30101810100000000762
в ОАО «КБ Центр-Инвест» г.Ростов-на-Дону
БИК 046015762, ИНН 6164102637 КПП 616401001
ОКОНХ 11100, 19900, ОКПО 00104024

20.07.04 N 18-08/167/1900

На N

TO : Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

FROM: JSC " Rostovenergo "
Rostov - on - Don, Russia

Exemption No. : 82 - 4839

Dear Sirs :

In connection with Rostovenergo's exemption , pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find Resolutions of the extraordinary general meeting of stockholders of JSC "Rostovenergo" , which took place on June 30, 2004.

Sincerely,

F. A. Kushnarev
Director General

Resolutions
of the extraordinary general meeting of stockholders of JSC "Rostovenergo"

Name and location of the Company :	"Open Joint Stock Company of Electric Power and Electrification " 49 B. Sadovaya street , Rostov-on-Don , RF
Type of the meeting :	extraordinary
Form of the meeting :	absentee
Place :	PC "Energetic" 48 Semashko av. , Rostov-on-Don
Mailing address for sending voting papers according the agenda :	Central Moscow Depositary , 22 Olkhovskaya street , 107066, Moscow
Date of ballots receiving termination :	June 30, 2004
Date of drawing up the resolutions :	July 7, 2004
The Chairman of the extraordinary general meeting	Member of the Directors' Board of JSC "Rostovenergo" Nikitin Danil Nikolayevich
The Secretary of the extraordinary general meeting	The secretary of the Directors' Board of JSC "Rostovenergo" Shkodenko B.K.

In accordance with the article 56 of the Federal Law " About Joint Stock Companies" of 26.12.1995 №208-F3 the duties of the Accounts Committee are performed by the registrar of the Company - JSC "Central Moscow Depositary".
Location of registrar - Central Moscow Depositary , 22 Olkhovskaya street, 107066, Moscow, RF.

Authorized person of registrar – Negulyaev Sergey Vladimirovich

The list of persons entitled to participate in extraordinary general meeting of stockholders was compiled in correspondence with the register as of May 11, 2004.

The Agenda of the Meeting :

1. **About reorganization of JSC "Rostovenergo" in the form of detachment , about procedure and terms of detachment, about establishment of new companies, about allocation of shares of the established companies and the procedure of such allocation, about approval of separating balance.**

Quorum and results of voting :

Number of votes in possession of persons **included into the list of persons** entitled to participate in the general meeting of stockholders	**4 043 067 006**
Number of votes in possession of persons – owners of **floatated stocks** , entitled to vote at the general meeting of stockholders .	**4 054 501 932**
Number of votes on this issue in possession of persons, which have participated in the general meeting of stockholders	**3 383 377 467**
The quorum on this issue exists (%)	[illegible]

The results of voting :

Versions of voting	Number of votes	% (of total number of participants)
« For »	**3 237 530 581**	**95,6893**
«Against »	144 438 778	4,2691
«Abstain »	421 596	0,0125
«Invalid»	986 512	

As a result of voting it was decided :

1.1. To reorganize JSC "Rostovenergo" in the form of detachment of :
- JSC "Rostov Generating Company",
- JSC "Management Company Rostovenergo",
- JSC "Energy Sale Rostovenergo",
- JSC "Main Transmission Line Company Rostovenergo".

1.2. To determine the following procedure of detachment :

1.2.1. Allocation of shares of established Companies is carried out by means of distribution of shares of every established Company among shareholders of the Company by way and on terms, determined in p. 1.4. of this resolution.

1.2.2. Part of property, rights and obligations of the Company proceed to detached Companies in correspondence with separating balance.

1.2.3. Procedure of preparation and conducting of general meetings of stockholders of established Companies , as well as procedure of voting on items of agenda of these meetings , is determined by this resolution (p. 1.3.) and by the Charter of JSC "Rostovenergo".

1.2.4. During 3 days after the date of decision making about reorganization of the Company in form of detachment by the General meeting of stockholders the General Director of the Company must notify the taxation agency about this resolution.

1.2.5. Not later than 30 days after the date of decision making about reorganization in form of detachment the General Director informs the creditors of the Company about this resolution with registered letter, and publishes the information about reorganization of the Company in print organs , meant for publication of information about state registration of juridical persons.

1.2.6. During 30 days after publishing of the announcement about resolution or during 30 days after the date of notification sending creditors of the Company have the right to demand in written form cessation or anticipatory execution of corresponding obligations of the Company and payment of damages. Based on demands received from creditors, the Company draws up the register of creditors' claims satisfied and liable to satisfaction.

1.2.7. Director General informs employees of JSC "Rostovenergo" about decision making about reorganization of JSC "Rostovenergo" and fulfills the complex of necessary actions in legalization of labor relations in correspondence with the Labor Code of RF.

1.2.8. In correspondence with p.1 of article 75 of Federal Law «About Joint Stock Companies" the shareholders of the Company which voted against resolution about reorganization or which did not take part in voting on this question, have he right to demand redemption of all or part of their stocks by way , determined by Directors' Board of the Company in announcement about extraordinary general meeting of stockholders of the Company in correspondence with demands of legislation of RF.

Redemption of stocks is carried out at the price determined by the Directors' Board of the Company in correspondence with p.3 of article 75 of Federal Law «About Joint Stock Companies" .

Bought out stocks must be paid off under repurchase and stocks of established Companies are not distributed to them.

1.2.9. The report about results of Company's stocks redemption must be approved by the Directors' Board of the Company not later then 5 working days after the termination date of stocks redemption.

As a result of paying off of redeemed stocks the authorized capital stock of JSC "Rostovenergo" must be decreased by the sum of nominal value of paid off shares.

1.3. To establish the following juridical persons:

- JSC " Rostov Generating Company"
- JSC " Management Company Rostovenergo"
- JSC "Energy Sale Rostovenergo"
- JSC "Main Transmission Line Company Rostovenergo"

1.3.1. To determine that quantitative membership of Directors' Board and Inspection Commission of each established Company is equal to quantitative membership of Directors' Board (10 persons) and Inspection Commission (5 persons) of JSC "Rostovenergo" at a point in time of decision making about reorganization of the Company.

1.3.2. To determine that shareholders (shareholder) of JSC "Rostovenergo", possessing in aggregate 2 and more percents of ordinary shares of JSC "Rostovenergo", have the right to send to the Company proposals about candidates for election to Directors' Board of each of established Company (not more than 10 candidates for each established Company), members of Inspection Commission of each of established Company (not more than 5 candidates for each established Company) and candidates for the posts of General Directors of established Companies (not more than 1 candidate for each established Company). Such proposals must be received by the Company not later than ***September 15, 2004.***

Only candidates, proposals about which are processed in prescribed manner and received on term from shareholders ,possessing in aggregate not less than 2 percent of Rostovenergo's common shares at this moment, can be inscribed into ballot papers .

These proposals are made in written form with indication of name (patronymic) of shareholder , which introduced them, and quantity of common shares in possession of this shareholder . Proposals must be underwritten by shareholder (shareholders).

Proposal about nomination must contain :

- Name of established Company, to bodies of which candidates are nominated ;
- Name, first name and main place of employment of each nominated candidate,
- Name of body to which he is nominated.

Directors' Board of the Company must examine all received proposals and make decision about insertion of proposed candidates into the list of persons elected into bodies of established Company or about rejection to insert these candidates into the list of persons elected into bodies of established Company not later than ***September 20, 2004.***

Nominated candidates must be included into ballot papers for election into correspondent bodies of the established Companies ,except for the following cases :

- proposal does not correspond to demands determined in this point;
- proposal of shareholder (shareholders) is received by the Company after September 15, 2004;
- shareholder (shareholders) in aggregate doesn't possess the necessary quantity of shares of JSC "Rostovenergo".

Motivated decision about rejection to insert proposed candidates into the list of persons ,elected into bodies of established Companies , must be sent to shareholder (shareholders) , which nominated the candidates , not later than ***September 23, 2004.***

1.3.3. Functions of counting board at the general meetings of shareholders of established Companies are fulfilled by the register holder of the Company – JSC " Central Moscow Depositary".

1.3.4. To determine that under voting at the general meetings of shareholders of established Companies on items of approval of Charters of established Companies, election of members of Inspection Commissions and Directors General each common share of the established Company , which is subject to floatation, gives to shareholder of the established Company – owner of common shares only one vote.

Solution about approval of Charter of established Company must be made by general meeting of shareholders by majority three fourth of votes of the established Company's shareholders- owners of common shares, which take part in general meeting of shareholders of established Company.

Solution about election of General Director and members of Inspection Commission must be made by general meeting of shareholders by majority of votes of the established Company's shareholders - owners of common shares, which take part in general meeting of shareholders of established Company.

1.3.5. To determine that election of Directors' Board members of established Companies is fulfilled by cumulative voting. At cumulative voting, number of votes, belonging to one shareholder of the established Company, owner of common shares, is multiplied to number of persons to be elected into the Company's Board of Directors in correspondence with p.1.3.1 of this resolution, the shareholder of the established Company, owner of common shares, has the right to give all received by this procedure votes for one candidate or distribute between two or more candidates.

10 candidates with the maximal number of votes received are considered as elected into the Company's Board of Directors.

1.3.6. The General meetings of the shareholders of established Companies are qualified (has a quorum), when shareholders of established Companies possessing in aggregate more than half votes of placed voting shares of corresponding Company, take part in the meeting.

Shareholders are acknowledged as participated in the General meeting of the shareholders of established Company, if they are registered for participation, or their voting papers are received not later than two days prior to the date of the General meeting of shareholders of established Company.

1.3.7. Under decision of questions , connected with conducting of general meetings of shareholders of established Companies , not adjusted by this resolution , standard and legislative acts of Russian Federation, regulating correspondent relations (by analogy), are used.

1.4. To determine the following procedure of established Companies' shares distribution :

1.4.1. Shares of established Companies are distributed among shareholders of JSC "Rostovenergo", including shareholders which voted against or didn't taken part in voting on question about reorganization of the Company, pro rata to quantity of the Company's shares in their possession.

Per one share of JSC "Rostovenergo" of each category (type) shares of corresponding categories (types) of each established Company are distributed in quantity, determined in p.1.4.2 and 1.4.3. of this resolution (except for the case determined in p.1.4.8. of this resolution) .

1.4.2. To determine the following coefficient of distribution of common shares of each established Company, as well as amount of their nominal values :

per one common share of JSC "Rostovenergo" must be distributed simultaneously :

1 (one) common share of JSC "Rostov Generating Company" with nominal value 1,23 rubles,

1 (one) common share of JSC " Management Company Rostovenergo" with nominal value 0,00004 rubles,

1 (one) common share of JSC "Energy Sale Rostovenergo" with nominal value 0,02 rubles,

1 (one) common share of JSC "Main Transmission Line Company Rostovenergo" with nominal value 0,15

rubles,

1.4.3. To determine the following coefficient of distribution of preference shares of each established Company, as well as amount of their nominal values :

per one preference share of JSC "Rostovenergo" must be distributed simultaneously :

1 (one) preference share of JSC "Rostov Generating Company" with nominal value 1,23 rubles,

1 (one) preference share of JSC " Management Company Rostovenergo" with nominal value 0,00004 rubles,

1 (one) preference share of JSC "Energy Sale Rostovenergo" with nominal value 0,02 rubles,

1 (one) preference share of JSC "Main Transmission Line Company Rostovenergo" with nominal value 0,15 rubles,

1.4.4. The total quantity of distributable shares of each established Company is equal to total quantity of shares of JSC "Rostovenergo" (minus shares, which are in possession or at the disposal of JSC "Rostovenergo"), residuary after redemption of stock on demand of shareholders, which voted against solution about reorganization or which didn't take part in voting on this question.

1.4.5. The quantity of shares of each established Company of definite category (type), which are due to every shareholder of JSC "Rostovenergo", is equal to quantity of shares of JSC "Rostovenergo" of correspondent category (type) owned by him, (except for the case determined in p. 1.4.8. of this resolution) .

1.4.6. The amount of authorized capital stock of each established Company is determined by means of multiplication of total quantity of distributable shares of corresponding Company by the nominal value of one share.

1.4.7. Authorized capital stocks of established Companies are formed at the expense of additional capital and undistributed profit of JSC "Rostovenergo".

1.4.8. If as a result of accounting, fulfilled in correspondence with pp. 1.4.1. and 1.4.3. of this resolution, it turns out that the sum of nominal values of preference shares distributable among shareholders – owners of preference shares of the Company, amounts more than 25% of the size of authorized capital stocks of established Company, it is necessary to distribute among shareholders – owners of preference shares of the Company (which voted for solution about reorganization) common shares of established Companies in addition to preference shares .

In this case the quantity of distributable to every shareholder preference shares of the established Company, accounted in correspondence with pp. 1.4.1. and 1.4.3. of this resolution, is liable to reduction for each shareholder – owner of preference shares of the Company (which have voted for resolution about reorganization) by means of multiplication by the reduction factor. It is necessary to distribute among mentioned shareholders the whole number of

The mentioned reduction factor is accounted with formula :

$$\text{Reduction factor} = \frac{Z}{Y}$$

where:

Z – the whole number of preference shares of established Company , the sum of nominal values of which amounts 25% of the size of authorized capital stock of established Company minus the total quantity of preference shares of established Company, distributable among shareholders of the Company, which have voted against resolution about reorganization or have not voted on this question ;

Y – the total quantity of preference shares of established Company , obtained accounting to pp 1.4.1. and 1.4.3. of this resolution minus the total quantity of preference shares of established Company , distributable among shareholders of the Company , which have voted against resolution about reorganization or have not voted on this question ;

The common shares of established Companies must be distributed to each shareholder – owner of preference shares of the Company (which has voted for the resolution about reorganization) in quantity, determined as difference between the quantity of preference shares of established Companies, distributable to such shareholders in accordance with p.1.4.5. of this resolution , and quantity of preference shares of established Companies , distributable to them in accordance with rules of this point.

Shareholders – owners of preference shares of the Company , which have voted against resolution about reorganization or have not voted on this question , in accordance with paragraph 3 point 3 article 19 of Federal Law "About Joint Stock Companies" must obtain only preference shares of established Companies in quantity, accounted according to rules of points 1.4.1. and 1.4.3. of this resolution.

1.4.9. Ordinary shares of established Companies grant to owners the following rights:

1) to take part in the General meeting of shareholders, personally or by representatives, with vote on all issues covered by its competence;

2) to make a proposal for agenda of the General meeting in accordance with procedure established by legislation of the Russian Federation in force and the Charter of the Company ;

3) to obtain information about Company's activity and to inspect Company's documents, in accordance with the Federal Law " About Joint Stock Companies" , art.91, other statutory legal acts and the Charter of the Company ;

4) to draw dividends, declared by the Company;

5) to purchase preferably additional shares issued by free subscription, and issue securities convertible into shares, in the amount proportional to the amount of shares of this category (type) in their possession;

6) to receive part of the Company's property in the event of liquidation;

7) to exercise other rights envisaged by legislation of the Russian Federation in force and the Charter of the Company.

1.4.10. Preference shares of type A of established Companies grant to its owner the following rights :

1) to draw dividends, declared by the Company;

Total sum to be paid as dividends for every preference share of type A is equal to 10 (ten) percent of Company's net profit at the end of fiscal year, divided by number of shares, which constitute 25 (twenty five) percent of the Company's charter capital.

At this, when sum of dividends for every ordinary share paid by the Company in certain year exceeds the sum to be paid as dividends for every preference share of type A, amount of dividends

2) to take part in the General meeting of shareholders with vote for issues concerning Company reorganization or liquidation;

3) to take part in the General meeting of shareholders with vote for issues concerning changes or amend to the Charter that restrict rights of the shareholders, possessing preference Company's shares of type A.

4) to purchase preferably additional shares issued by free subscription, and issue securities convertible into shares, in the amount proportional to the amount of the preference shares of type A in their possession;

5) to take part in the General meeting of shareholders with vote for all issues within its competence, starting from the meeting next to annual meeting of shareholders, that, regardless of reasons, didn't make a decision to pay dividends, or made a decision to pay dividends for preference shares of type A partially.

The right of the shareholders, possessing preference shares of type A, to take part in the General meeting of Company's shareholders is terminated from the moment of first dividends payment in full for mentioned shares.

6) to receive part of the Company's property in the event of liquidation(according to conditions determined in p.2.4.11.of this resolution.;

7) to exercise other rights envisaged by legislation of the Russian Federation.

1.4.11. In the event of the Company's liquidation, the property of the Company remaining after settlement of accounts with creditors, is distributed by the liquidation commission among the shareholders according to the following order:

- first, payments for the shares that should be redeemed according to the Federal Law "About Joint Stock Companies", art.75;
- second, payments of accrued but not paid dividends for preference shares of type A, as well as nominal (liquidation) value of the preference shares of type A, that are owned by the shareholders;
- third, Company's property distribution among the shareholders, possessing ordinary and preference shares of type A.

When Company's property can't cover payments of accrued but not paid dividends and liquidation value, determined by the Charter, to all shareholders, possessing preference shares of type A, the property is distributed among the shareholders, possessing preference shares of type A, in the amount proportional to the amount of the preference shares of same type in their possession.

1.4.12. Company's shares, ownership for which passed on to other owners after making decision about Company's reorganization and till the moment of state registration of companies , grants to its owner the same measure of rights as to shareholders which have voted for resolution about Company reorganization..

1.4.13. Shares of established Companies are considered to be floated (distributed) among shareholders of JSC "Rostovenergo" at the moment of state registration of Companies, established as a result of reorganization , on basis of register of JSC "Rostovenergo" for the correspondent date.

1.5. To approve separating balance.

The Chairman of the Meeting **D.N. Nikitin**

The Secretary of the Meeting **B.K. Shkodenko**